SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2010	Commission File Number: 001-15014

SUN LIFE FINANCIAL INC.
(the "Company")

(Translation of registrant's name into English)

150 King Street West, Toronto, Ontario, M5H 1J9

(Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sun Life Financial Inc. (Registrant)

Date: February 11, 2010	By:	/s/ "Thomas A. Bogart"
Thomas A. Bogart
Executive Vice-President and General Counsel

Exhibits	Description

99.1	Press Release dated February 11, 2010 - Sun Life Financial reports fourth quarter and 2009 results
99.2	Press Release dated February 11, 2010 - Sun Life Financial declares quarterly dividend on Common and Preferred Shares